

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-mail
Mr. Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer
Foster Wheeler AG
Shinfield Park
Reading Berkshire RG2 9FW, United Kingdom

> **RE:** **Foster Wheeler AG**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2013**
> **Response Letter Dated May 24, 2013**
> **File No. 1-31305**

Dear Mr. Baseotto:

We have reviewed your response letter dated May 24, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Schedule 14A Filed March 26, 2013

Executive Compensation, page 35

2012 STI Plan Performance Targets, page 44

1. We re-issue comment 21 of our letter dated May 13, 2013. In future filings, please disclose the key initiative goals and actual achievement levels that lead to the STI Plan Awards granted to your NEOs.

You may contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief